

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Andreas Michalopoulos
Chief Executive Officer
Performance Shipping Inc.
373 Syngrou Ave.
175 64 Palaio Faliro
Athens, Greece

> **Re: Performance Shipping Inc.**
> **Registration Statement on Form F-3**
> **Filed August 18, 2022**
> **File No. 333-266946**

Dear Mr. Michalopoulos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Will Vogel, Esq.